SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the months of            January & February           , 2003           .

Carlton Communications plc

(Translation of Registrant’s Name Into English)

25 Knightsbridge London SW1X 7RZ England

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ]	Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

CONTENTS OF REPORT
Carlton Communications Plc
SIGNATURES

CONTENTS OF REPORT

Document

1.	Stock Exchange Announcement dated 29.01.03 — Directors Dealing
2.	Stock Exchange Announcement dated 03.02.03 — Directors Dealing

Carlton Communications Plc

Following the annual launch of its Inland Revenue approved SAYE share option scheme, Carlton Communications Plc has today granted an option over 14,931 ordinary shares to Paul Murray, a director of the Company, at an exercise price of 110p per share. An option over 4,545 ordinary shares at an exercise price of 209p granted to him under a previous launch of the SAYE share option scheme lapsed on 13 January 2003.

29 January 2003

Carlton Communications Plc — Directors’ Dealings

Carlton Communications Plc (Carlton) has today been notified that the Carlton Employee Share Ownership Plan (“Carlton ESOP”) has today transferred 116,106 Carlton ordinary shares for nominal consideration pursuant to an exercise of options by non-director participants under Carlton’s Deferred Annual Bonus Share (DABS) plans and Long-Term Incentive Share (LTIS) plans.

Carlton has today also been notified that the Carlton ESOP has today transferred 62,393 Carlton ordinary shares for nominal consideration pursuant to an exercise of options by Michael Green, a director, granted in February 1996 under the DABS and LTIS plans. Following the acquisition of these 62,393 Carlton ordinary shares, he is now beneficially interested in 10,270,717 Carlton ordinary shares.

Accordingly, the Carlton ESOP has ceased to be interested in 178,499 Carlton ordinary shares and is now interested in 1,643,673 Carlton ordinary shares.

The transfers have been made by the Trustee of the Carlton ESOP, Barclays Private Bank & Trust (Isle of Man) Limited.

Each Carlton executive director is a discretionary object of the Carlton ESOP and as such a potential beneficiary thereunder.

3 February 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLTON COMMUNICATIONS Plc

Date: 3 February, 2003	/S/ David Abdoo Name: David Abdoo Title: Company Secretary